Ultimus Managers Trust
225 Pictoria Drive, Suite 450
Cincinnati, Ohio 45246

August 26, 2016

FILED VIA EDGAR

Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Response to Staff’s Comments on Form N-1A for Ultimus Managers Trust (the “Trust”), on behalf of its series, Ladder Select Bond Fund (the “Fund”) (File Nos. 811-22680; 333-180308)

Dear Lauren Sprague:

Set forth below is a summary of the additional comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), which you provided orally on August 24, 2016. These additional comments relate to the Trust’s Post-Effective Amendment No. 70, filed on May 16, 2016 (Accession No. 0001398344-16-013443), and the Trust’s response letters filed on July 21, 2016, August 11, 2016, and August 17, 2016 in connection with the Staff’s previous comments thereto. Following each additional comment is the Trust’s response.

RESPONSE LETTER

1.	In the Trust’s response letter dated August 17, 2016, the Trust provided data that supported its earlier assertions that the actual sale price of Commercial Mortgage Backed Securities will approximate the evaluated price provided by the independent pricing agent. Please provide additional data points.

Response: Please see Table 1 below.

We acknowledge that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in Trust filings;
•	the Commission or Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments. Please contact me at (513) 587-3454 if you have any questions.

Sincerely,

/s/ Bo J. Howell
Bo J. Howell
Secretary

Table 1

Trade Date	Tran Code	Shares/Par	Principal (Base)	CUSIP	Security Description (Short)	Trade Price	Trade Date IDC Price	Difference $	Difference %	Moody's	S&P	Rule 144A
2/23/15	SELL	(150,000.00)	148,781.25	92890KBG9	WF-RBS FRN 9/15/24	99.19	99.11	0.07	0.07%	A3	NA	No
3/19/15	SELL	(120,000.00)	121,518.75	80281CAG0	SANTANDER 2.73 10/15/19	101.27	100.63	0.64	0.63%	A1	NA	No
3/20/15	SELL	(290,000.00)	309,541.02	12592KBH6	COMM MORT FRN 9/10/24	106.74	106.78	(0.04)	-0.04%	A3	NA	No
3/20/15	SELL	(130,000.00)	134,712.50	38378NF32	GNMA 3.40 2/16/47	103.63	102.27	1.35	1.32%	AAA	AAA	No
5/29/15	SELL	(120,000.00)	108,037.50	12634NBA5	CSAIL MORT FR 6/15/57	90.03	90.98	(0.95)	-1.04%	NR	NA	No
10/27/15	SELL	(40,000.00)	39,537.50	06054ABD0	BACM 2015-UBS7 FR 9/15/25	98.84	98.49	0.36	0.36%	NR	NA	No
12/4/15	SELL	(30,000.00)	30,527.34	03065CAF6	AMERICREDIT 3.31 10/8/19	101.76	101.61	0.15	0.15%	AA3	A+	No
2/18/16	SELL	(180,000.00)	181,891.41	03065EAG0	AMERICREDIT 2.86 12/9/19	101.05	101.39	(0.34)	-0.33%	A2	NA	No
3/7/16	SELL	(75,000.00)	73,968.75	03064LAF7	AMERICREDIT 2.54 6/8/20	98.63	99.05	(0.42)	-0.43%	NA	BBB	No
3/21/16	SELL	(800,000.00)	853,687.50	12591UAH6	COMM MORT 4.199 3/10/47	106.71	106.59	0.12	0.12%	AAA	NA	No
3/23/16	SELL	(160,000.00)	160,050.00	80283WAG4	SANTANDER 2.76 2/18/20	100.03	100.37	(0.34)	-0.34%	BAA2	NA	No
4/13/16	SELL	(1,045,000.00)	1,025,896.09	12632NAG5	COMM MORT FR 6/11/27	98.17	98.18	(0.01)	-0.01%	NA	BBB-	Yes
4/14/16	SELL	(280,000.00)	282,592.19	03065EAG0	AMERICREDIT 2.86 12/9/19	100.93	100.70	0.22	0.22%	A2	NA	No

4/15/16	SELL	(1,000,000.00)	906,679.69	30293WAE2	FREMF 2015K50 3.7786 8/25	90.67	91.07	(0.40)	-0.44%	NA	NA	No
4/25/16	SELL	(135,000.00)	135,727.73	80284BAG9	SANTANDER 3.02 04/15/21	100.54	100.42	0.12	0.12%	BAA2	BBB+	No
4/27/16	SELL	(415,000.00)	387,100.98	30288BAE5	FREMF 2015-K721 11/25/47	93.28	91.58	1.70	1.86%	BAA2	NA	Yes
4/27/16	SELL	(360,000.00)	370,856.25	46639EAL5	JPMBB FRN 12/15/22	103.02	101.34	1.68	1.66%	A2	A+	Yes
4/28/16	SELL	(305,000.00)	302,426.56	12632NAF7	COMM MORT FR 6/11/27	99.16	98.80	0.35	0.36%	NA	BBB	Yes
5/2/16	SELL	(180,000.00)	174,487.50	12635FAZ7	CSAIL MORT FR 8/15/48	96.94	95.71	1.23	1.28%	NR	NA	No
5/5/16	SELL	(275,000.00)	272,153.32	126281BF0	CSAIL MORT FRN 4/15/50	98.96	98.59	0.37	0.38%	NR	NA	No
5/10/16	SELL	(25,000.00)	26,327.15	46635GAQ3	JPMBB FRN 11/15/43	105.31	104.44	0.87	0.83%	NA	BBB+	Yes
5/10/16	SELL	(410,000.00)	413,507.42	46640JAX5	JPMCC FRN 1/15/46	100.86	101.51	(0.65)	-0.64%	A3	A-	No
5/25/16	SELL	(250,000.00)	253,671.88	03062AAG1	AMERICREDIT 3.13 10/8/20	101.47	101.72	(0.26)	-0.25%	BAA2	BBB	No
6/3/16	SELL	(730,000.00)	709,925.00	9497EMAG0	WFHET 05-4 FRN 12/25/35	97.25	96.14	1.11	1.16%	NA	BBB+	No
6/6/16	SELL	(659,590.58)	663,713.02	30711XBJ2	CONN AVE SEC FRN 8/25/28	100.63	100.58	0.05	0.05%	BAA3	NA	No
6/8/16	SELL	(240,000.00)	241,837.50	80283XAG2	SANTANDER 2.65 8/17/20	100.77	100.93	(0.16)	-0.16%	BAA2	BBB+	No
6/10/16	SELL	(230,000.00)	231,725.00	03064VAF5	AMERICREDIT 2.57 7/8/20	100.75	100.59	0.16	0.16%	BAA1	BBB	No
6/29/16	SELL	(1,140,000.00)	1,160,840.63	80283YAG0	SANTANDER 3.10 11/16/20	101.83	101.53	0.30	0.30%	BAA2	BBB+	No

7/12/16	SELL	(1,000,000.00)	1,012,500.00	02529CAE1	AMERICAN CR 4.25 10/12/20	101.25	101.26	(0.01)	-0.01%	NR	BBB	Yes
7/12/16	SELL	(280,000.00)	285,468.75	12594CBK5	COMM MORT FR 2/10/49	101.95	98.53	3.42	3.47%	NR	NA	No
7/14/16	SELL	(520,000.00)	533,792.19	02529EAC1	AMERICAN CR 5.55 06/13/22	102.65	102.51	0.14	0.14%	NR	BBB	No
7/14/16	SELL	(365,000.00)	379,585.74	02529TAE4	AMERICAN CR FRN 05/12/22	104.00	101.65	2.35	2.31%	NA	BBB	Yes
7/14/16	SELL	(330,000.00)	339,693.75	80284MAG5	SANTANDER 3.53 08/16/21	102.94	103.47	(0.54)	-0.52%	BAA2	NA	No
7/15/16	SELL	(390,000.00)	417,787.50	46640UAK8	JPMBB FRN 1/15/47	107.13	106.52	0.61	0.57%	A3	NA	No
7/18/16	SELL	(350,000.00)	341,072.27	30295AAN8	FREMF 2016-K722 7/25/49	97.45	95.30	2.15	2.26%	NA	A-	Yes
7/21/16	SELL	(40,000.00)	40,800.00	80284AAG1	SANTANDER 3.21 01/15/21	102.00	102.19	(0.19)	-0.18%	A3	NR	No
7/25/16	SELL	(250,000.00)	264,765.63	617459AJ1	MORGAN STANLEY FRN 6/44	105.91	106.12	(0.21)	-0.20%	BAA2	NA	Yes
7/28/16	SELL	(500,000.00)	532,890.63	92935JAN5	WF-RBS COMM FRN 02/15/44	106.58	106.55	0.03	0.03%	BAA2	NR	Yes
8/17/16	SELL	(735,000.00)	693,857.23	46640JAC1	JPMCC FRN 1/15/46	94.40	94.14	0.26	0.27%	BAA3	BBB	Yes
						Mean Difference =		0.39	0.40%
						Median Difference=		0.14	0.14%
						Standard Deviation =		0.90	0.0092